INVEST IN **MODICA**

Modica is the world's first Superfood Cocktail and Mocktail Mix!



drinkmodica.com   Louisville KY

Retail | Alcohol | Cocktails | Health & Fitness | Ecommerce

LEAD INVESTOR

Keyhorse Capital Associate Investor

Modica is an all natural, low sugar, and fortified cocktail mixer manufacturer. The company was started by Eric Wentworth and John Mitchell as part of a course during their MBA program at the University of Louisville after noticing a resurgence of the cocktail culture. With the sale of cocktail mixers on the rise, Modica's healthy-focused approach makes them unique to tackle an interesting niche in the cocktail mixer industry.During 2021, their first official year in business, Modica's revenue was ≈$80,000. The mixers are currently available in 3 different flavors and can be purchased locally in the Louisville area (≈50 locations) and through their website. Their 2022 plans include expanding to Lexington and Cincinnati, and launching an array of new flavors. Keyhorse decided to invest in the company because: (1) the founders have been extremely methodical about their sales strategy and growth approach. Their financial projections and procurement orders reflect a deep understanding of their business and market; and (2) preliminary research shows that the healthy approach (focused mainly in nutrition-added value) is unique in the market. Most products in the cocktail mixers market are high in sugar and not made out primarily with natural ingredients ("superfoods").

Invested $50,000 this round

Highlights

1. Current mixers are loaded with sugar, preservatives, and other known carcinogens.
2. Modica is all natural, low in sugar, and fortified with vitamins and antioxidants.
3. In 2021 our first full year of sales, we partnered with a distributor and entered 50+ stores!
4. During that time, both founders were only part time, yet we did almost $100k in sales.
5. We also sell online and have shipped out orders to all 50 states!

5. We also sell online and have shipped out orders to all 50 states!

6. Founder Eric has 15 years of experience in the beverage industry, specifically cocktails & mixology.
7. Founder JD has 15 years of experience in Sales and Marketing at Fortune 500 companies.

Our Team



Eric Wentworth Founder



Eric has over a decade of experience in cocktails and mixology. Eric currently owns two bar/restaurants and has an MBA in entrepreneurship. Eric's expertise and experience in launching two prior businesses make him a perfect founder for Modica.

Eric and JD met in business school while they were working full-time jobs and taking night classes. At the end of the day, they wanted a cocktail, but were too tired to make one from scratch but all the available mixers were full of sugar and carcinogens. So we decided to make our own from superfoods!



Jd Mitchell Founder

JD has a decade of experience in sales, marketing and customer service at organizations from the start-up level to Fortune 500 companies. He's used his experience and expertise to gain market traction. He has an MBA in entrepreneurship.

Fund the world's first cocktail mix made with superfoods!





Modica was created when cofounders, Eric and JD met in business school. They worked full-time jobs while taking three hours of night classes most evenings. At the end of the day, what they wanted most was a cocktail. Eric has a decade of bartending experience, and founded two bars and restaurants in Louisville, but after the end of a long day he never feels like like making syrups or muddling anything. And JD can barely squeeze a lime on a good day!





So they looked at the mixers available in grocery stores and found they were full of preservatives, toxic ingredients and loads of sugar; and none of that sounded like it would make a tasty cocktail.

THE PROBLEM: WHAT'S WRONG WITH COCKTAILS TODAY



Cocktail culture is surging, especially among Millennials and Gen X, who prioritize health and wellness over developing a career or even finding a spouse.

But Americans consume 25 pounds of sugar every year from drinking cocktails alone, leading to an increased risk of heart disease, diabetes, high blood pressure and other disorders.

Plus, as JD and Eric noticed, current mixers are full of preservatives, chemicals and other known carcinogens.




COCKTAILS SHOULD BE
FUN, NOT SCARY

That's why we created Modica. Modica is the world's first cocktail mix made with superfoods. Our current flavors include the Cucumber Aloe Margarita, Turmeric Ginger Mule, and the Tart Cherry Old Fashioned.


modica
CUCUMBER ALOE MARGARITA
modica
TURMERIC GINGER MULE
modica
TART CHERRY OLD FASHIONED

Each mix is all natural and fortified with vitamins, electrolytes, and antioxidants for an extra boost of wellbeing. Modica doesn't use preservatives, artificial ingredients or anything fake. Plus it's low in sugar, due to our sweetening blend of cane sugar and stevia.


MODICA HAS ABOUT ONE FIFTH THE SUGAR
OF A TRADITIONAL MARGARITA

You can mix Modica with alcohol for a cocktail or club soda for a mocktail. There's also recipe on the back of each bottle for a pitcher of cocktails for easy entertaining. Pus our mixologist Co-founder Eric has developed recipes on our website for more elevated cocktails using each mix, like this Grapefruit Jalapeño Margarita and more.





WE'VE SOLD HALF A MILLION COCKTAILS, AND WE'RE JUST GETTING STARTED!

Here are our milestones since Launching in Q4 2020:

- **In 2021, our first full year of sales, both co-founders were only working part time, but we still hit almost $100k in sales.**
- **During this time we partnered with a distributor to enter 50+ store in Kentucky!**
- **We've also accepted online orders from all 50 states**
- **We've also been featured in Sophisticated Living, Men's Journal, Thrillist, and spotlighted by celebrity influencers like chef Damaris Phillips**

MEN'S JOURNAL
Finally, Pre-Made Craft Cocktail Mixers That Don't Suck
SUPERFOOD COCKTAIL MIX
mōdica
TURMERIC GINGER MULE
COURTESY IMAGE
The perfect Moscow mule: Modica Mule Mix and vodka
FOOD & DRINK

Finally, Pre-Made Craft Cocktail Mixers That Don't Suck

by Brittany Anas


MODICA LIES AT THE
INTERSECTION OF FOUR
MASSIVE TRENDS

Besides an insane amount of hard work, the main reason we've had a ton of early traction is that we're at the right time and the right place. We're hitting on four huge and fast growing markets.


Natural and Organic Food
and Beverage Industry
$330 billion
by 2025
Functional
Beverage Industry
$177
billion
by 2025
modica.
$11.3
billion
by 2025
Low and No
Alcohol Industry
$6.7 billion
by 2025
Cocktail Mixer Industry

With your support we are confident we can continue this growth.


EXPLOSIVE GROWTH LIES
AHEAD FOR MODICA

We have a two pronged expansion plan.


2022
2023

There is no guarantee we will expand into all of these markets in the timeframes listed.

The first is part is wholesale retail. We're staying close to home this year so that we can build a solid infrastructure. In addition to Louisville, we're expanding to Cincinnati, Indianapolis, and Lexington. Next year, we will expand to Nashville and Chicago, and begin entering large market states like California, Texas, and Florida through online distributor platforms.


amazon
THRIVE
MARKET
FOOD52

The second part of our strategy is expansion through online e-commerce. In addition to launching on Amazon, we will also begin selling on online retail sites such as Thrive Market, Food52, and others. These websites offer us efficiency by allowing us to target a large demographic of shoppers whose values are aligned with ours, all in one central place.


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We're also in the process of developing four new flavors. We will release two this year in 2022 and two more in 2023.



We want to have the most diverse investor base possible, and we believe equity crowdfunding is the most inclusive platform available.

Rather than pitching to VCs over Zoom in closed-door meetings, we wanted to be transparent about our company and financing strategy, and it saves time to focus on our customers.



Big things are in store for Modica, and we have an incredible opportunity in front of us. We are at the right time and the right place. We hope that you'll join us in changing the way people drink and making life's moments more enjoyable, one cocktail and mocktail at a time.





modica

www.drinkmodica.com